Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 15, 2018

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Frank Knapp, Staff Accountant
Re:	Twitter, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed July 30, 2018 File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (“Twitter” or the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2018 relating to the Company’s Form 10-Q for the quarterly period ended June 30, 2018 (File No. 001-36164) filed with the Commission on July 30, 2018. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page 12

1.	Please provide us the following information with regards to your data licensing arrangements:

●

Describe further those arrangements that contain multiple performance obligations and tell us what additional services are provided that are not included in arrangements with a single performance obligation.

●	Tell us if you have concluded that these arrangements contain a license of intellectual property or if they represent a service transferred to customers. Refer to ASC 606-10-55-54 through 63.

●

For arrangements that contain royalty based fees, tell us if you have applied the royalty guidance for licenses in ASC 606-10-55-65 or if you have applied guidance in variable consideration in ASC 606-10-32-40. Please specifically address how you considered your escalating fee structure.

The Company respectfully advises the Staff that its data licensing arrangements primarily contain multiple performance obligations because they include multiple data license types for the Company’s intellectual property (“IP”). For example, data license types may vary with respect to search parameters (i.e., customer specified parameters on a specified data set or unrestricted parameters); completeness (i.e., complete continuous data feeds or samples of continuous data feeds); information types (i.e., rights to Tweets or related content); and other parameters.

Although many of the Company’s customers contract for several data license types within a single arrangement, these performance obligations are aggregated and accounted for as if they are a single performance obligation as they have the same pattern of transfer.

The Company undertakes both explicit and implicit contract activities when providing data licensing arrangements. For example, explicit contract activities may consist of providing a license to the Company’s IP over time. Implicit contract activities may consist of providing data access through Twitter’s application programming interfaces (“API”) including unspecified API upgrades over time as well as server access to the Company’s stored data and related content. The implicit activities in each arrangement are fulfillment activities that, while capable of being distinct, are not distinct within the context of the contract. Specifically, these activities are not enumerated as separate promises within the applicable contract.

Furthermore, the Company considered the provisions of ASC 606-10-25-17 and believes that the implicit activities that it must undertake to fulfill a contract are not considered a promise as they do not transfer a good or service.  Therefore, these activities do not represent separate performance obligations.

In evaluating the nature of the Company’s performance obligation, the Company considered ASC 606-10-55-54 through 63. While Tweets and related content are not specifically referenced in ASC 606-10-55-54 (which the Financial Accounting Standards Board (FASB) acknowledges is not an exhaustive list), the Company believes that its data, consisting of Tweets and related content, satisfy the requirement set forth in the standard as constituting IP because such intangible assets are similar to those listed in ASC 606-10-55-54.

The value derived from the Company’s IP is based on the predictive and comparative utility provided from a continuous feed of licensed data.  The interdependency of each incremental data source satisfies the promise of a license to real-time information that is used by the customer for decision-useful analytics. Accordingly, the Company has concluded that such arrangements contain a license of symbolic IP. In limited circumstances, the Company provides a static set of historical data that is accounted for as functional IP as the utility derived has standalone functionality.

For the Company’s sales-based royalty data licensing arrangements (which include a license of IP), the Company has applied the royalty guidance for licenses in ASC 606-10-55-65 and recognizes revenue only when the later of the subsequent sale occurs and when the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied. For sales-based royalty data licensing arrangements that include a minimum fee, the contractual minimum fees are recognized on a straight-line basis over time.

For the Company’s data licensing arrangements with escalating fee structures, the Company recognizes those fees on a straight-line basis over the contract term.

Note 12.  Income Taxes, page 27

2. We note based on information available at December 31, 2017, management believed it was more-likely-than-not that the net Brazil deferred tax assets were not fully realizable. Please provide us with a detailed analysis to support your subsequent conclusion at June 30, 2018 that realization of the net deferred tax assets related to your Brazilian operations were more likely than not such that you released a $41.7 million tax valuation allowance. Also, specifically address the facts and circumstances that led to recording the valuation allowance initially and how they changed since year-end. Refer to ASC 740-10-30-5(e) and ASC 740-10-30-16 through 30-25.

In response to the Staff’s comment regarding realization of the net deferred tax assets related to the Company’s Brazilian operations, the Company respectively advises the Staff that in the second quarter of 2015, the Company sold certain limited economic rights of its technology for a period of time to Twitter’s Brazilian subsidiary, Twitter Brasil Rede de Informacao Ltda. (“Twitter Brazil”) for its use in the Brazilian market.  For U.S. GAAP purposes that intercompany sale was reflected as an expense on a separate-entity basis for Twitter Brazil resulting in a U.S. GAAP loss for Twitter Brazil for the quarter in which the sale occurred of $151 million.  Due to the substantial U.S. GAAP loss a valuation allowance was established on the deferred tax assets since it was more likely than not that Brazilian deferred tax assets would not be realizable.

As of December 31, 2017, the cumulative U.S. GAAP loss (adjusted for permanent items) for Twitter Brazil for the twelve quarters ended December 31, 2017 was approximately $203 million.  Moreover, through December 31, 2017, Twitter Brazil had not had a single quarter of profit before tax (adjusted for permanent items).  These factors are objectively verifiable negative evidence regarding the realizability of the deferred tax assets.  Positive evidence regarding the realizability of the deferred tax assets was forecasted profitability; however, the objectively verifiable negative evidence outweighed the positive evidence.  As such, management concluded that as of December 31, 2017, it was more likely than not that the Brazilian deferred tax assets were not realizable.

The quarter ended June 30, 2018 marked the first point that the Company’s Brazilian operations had achieved twelve quarters of cumulative U.S. GAAP profit (adjusted for permanent items), of approximately $15 million.  This fact, along with other positive evidence including two successive quarters of profit before tax (adjusted for permanents items) and its future forecasts of profitability (between $10 and $20 million annually for 2018, 2019 and 2020) outweighed the negative evidence of the less recent history of U.S. GAAP losses and a history of taxable losses.  As such, management concluded that as of June 30, 2018 it was more likely than not that the Brazilian deferred tax assets would be realized.

3. Please include a discussion of the realizability estimates for deferred tax assets. Refer to ASC 740-10-50-21. Also, revise to disclose the specific circumstances that led to such release and the circumstances that could reasonably cause you to adjust your valuation in the future. Refer to Section III.B.3 of SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comments and the requirements of ASC 740-10-50-21 and Section III.B.3 of SEC Release 33-8350 and will, in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2018 and Form 10-K for the fiscal year ending December 31, 2018, revise its disclosure to include additional information regarding the release of the valuation allowance and the circumstances that could lead to a further adjustment to the valuation of deferred tax assets.  The Company intends to disclose the following in prospective filings with respect to the period ended June 30, 2018 beginning with our Form 10-Q for the quarterly period ended September 30, 2018:

“During the three months ended June 30, 2018, we released the valuation allowance related to deferred tax assets of our Brazilian operations that resulted in a net benefit to tax expense of $41.7 million.  The Company reported cumulative profit before tax (adjusted for permanent items) over the previous twelve quarters in its Brazilian operations based on U.S. GAAP and expects that net operating loss carryovers and other deductible amounts in Brazil will ultimately be realizable against future profits.  We concluded, based upon the preponderance of positive evidence over negative evidence and the anticipated ability to use the deferred tax assets, that it was more likely than not that the deferred tax assets in Brazil would be realizable due to U.S. GAAP forecasted profits for Twitter Brazil. If there are unfavorable changes to actual operating results or to projections of future income, we may determine that it is more likely than not such deferred tax assets may not be realizable.”

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 849-3424.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Lisa L. Stimmell

cc: Sean Edgett, Twitter, Inc.

      Katharine A. Martin, Wilson Sonsini Goodrich & Rosati